SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         for the period ended 17/04/2008


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



                     ADDRESS TO SHAREHOLDERS AT THE ANNUAL
               GENERAL MEETING OF BP p.l.c. ON APRIL 17, 2008 BY
    PETER SUTHERLAND, KCMG, CHAIRMAN AND TONY HAYWARD, GROUP CHIEF EXECUTIVE


Introduction by Peter Sutherland

Good morning ladies and gentlemen. Welcome. Thank you for joining us at the 99th Annual General Meeting of BP p.l.c. here at the ExCeL Centre in London's Docklands.

I am pleased to tell you that the whole board is present for our meeting today. I am very pleased to welcome Tony Hayward to his first AGM as chief executive of the company. After some thoughts from me, Tony will give us his perspective on where BP stands today and the challenges that it faces.

Let me say at the outset that Tony was chosen unanimously by the board as the CEO. He has assembled around him a great team in whom the board has great confidence to take BP forward and to regain its position of leadership in the industry.

Last year when we were together I said that the year then passed had been one of the most varied and turbulent in the company's long history. There had been a record oil price and strong financial results. We had also faced a series of regulatory issues mainly in the USA. So where are we a year on?

The oil price is even higher and appears set to remain high. Our financial performance has not been good. Our assets have not been there to benefit from the high price of oil when needed.

It has been a year of change. A year of rebuilding. A year which we ended in much better shape than when we started.

Tony's new management team is now starting to create the momentum to move the company forward, to be able to benefit from the great assets and great strategic positions that have been created over the years. Texas City and Whiting refineries are back on stream. Atlantis and Great Plutonio are now producing oil and gas. Thunderhorse will be in production before the end of the year. These are important achievements that are recognised by the company and the market alike.

There has been change within the company. Tony's focus on the 'Forward Agenda' will ensure that the company is 'match fit' to face the coming challenges from a market which is coming to terms with the realities of a high oil price. Tony will comment on this shortly.

Your board has gone through some change, and will go through more next year as I retire at next year's AGM.

Whilst its members may change, the role which the board plays does not alter. We must continue to reinforce the values of the company and set the appropriate 'tone from the top.' As a board we have, over the year, looked at the way we operate and taken steps to improve the way in which we work so that we are able to respond, particularly to the strategic challenges that are facing the group.

It is very clear that the industry finds itself at an inflexion point. The high oil price coupled with the geopolitical developments of recent years mean that BP has to adapt in its strategy and operations to meet the challenges of this changing world. These are exciting times but they can be risky too. I am very pleased to say that the team at the top is working well in getting to grips with these issues.

The strengths of your board shows itself in the way in which it can deal with ever changing geopolitical issues. BP's unique position in Russia is one example of this. Our position there is important and our activities continue to demonstrate our long term commitment to the country. We need to work within that system for our mutual benefit.

Safety remains a key issue for this board. I am very pleased that the work of the Safety, Ethics and Environment Assurance Committee (SEEAC) has continued this year and benefited from the particular focus given to this topic by executive management through the creation and operation of the Group Operations Risk Committee.

The SEEAC's work has been complemented in the area of process safety by the appointment of Mr Duane Wilson who now advises the board, through the SEEAC, on the implementation of recommendations of the Baker panel which looked into the state of process safety at our U.S. refineries and which reported in January of last year. Mr Wilson will be making his first annual report to the board next month, which will be summarised in the Sustainability Report to be published in May this year.

I am pleased to report that as a group we have made good progress over the year in safety but we must never be complacent.

Nor must we focus on safety to the exclusion of other issues with which our company has to deal. The environment and climate change in particular remain central to our engagement and our strategy.

I mentioned earlier that we, as a board, have reviewed the way in which we work.
  This was an important exercise as it ensured that all who sit around the BP board table have a clear view of our purpose and approach this as one team. I would therefore reinforce one important point. BP has a strong board. It has done in the past and it has now. The board is clearly focused on its tasks and I will be proud to have served you on this board when I hand over in a year's time.

I can say that the search for my successor is progressing well under the careful eye of Sir Ian Prosser, and we are hopeful that we will be able to make an announcement well in advance of the next AGM.

During the year we have continued our policy of returning value to shareholders.
  In pursuit of that policy and given the board's confidence in greater cash flows will come from our strong asset base we decided to increase the dividend component of our distribution to shareholders. We increased the dividend in the fourth quarter of 2007 by 31 per cent on the previous year. Our aim remains through our progressive dividend policy to increase dividends in line with the underlying growth of the business.

Last year I paid tribute to the work and the career of John Browne. As you all know John resigned from the company on May 1, 2007. The circumstances of John's resignation in no way reflect the huge contribution to the group he made during his career. I again wish to thank John on behalf of you all for his great achievements.

Walter Massey retires from the Board today. Walter joined the BP board at the time of the Amoco merger in 1998 and has made a significant contribution to its work as chairman of the safety, ethics and environment assurance committee.

Walter has, firstly on the Amoco board and latterly on the BP board, brought a mixture of scientific excellence with good business common sense. He has been a fine board member and a great colleague. He will be sorely missed and, on behalf of the board, I would like to thank him for all he has done and wish both Shirley Anne and Walter well in the future.

I am pleased separately to announce that Sir William Castell will succeed Walter as chair of the SEEAC.

John Manzoni agreed with the board that he would step down as a director on August 31, 2007. He has taken up a senior position in the industry in Canada. John has shown the most immense commitment and dedication to BP through a period of long and loyal service.

David Allen retired as a director on March 31, 2008. David has served on the board since 2003 and was group chief of staff until January 1, 2008. He has made a significant contribution to the group in many key areas, most particularly in shaping and applying corporate strategy.

Our thanks go to John and David for all their years of loyal service.

I am very pleased to welcome Cynthia Carroll and George David as new non-executive directors. Both are here for our meeting today. Cynthia, who joined the board in June 2007, is the chief executive of Anglo American plc and has broad experience of the global extractive industries, having previously worked at Alcan and Amoco. George was appointed in February 2008. He is the chairman of United Technologies Corporation and so has substantial experience of global industry. Both bring an added North American dimension to our board and complementary set of skills.

So, ladies and gentlemen we have a formidable agenda to consider, with some twenty one resolutions. However, I do believe that we should be able to move through the resolutions today in a timely manner, giving you opportunity for full and appropriate participation.

The notice of meeting contains the text of each resolution and the supporting notes are designed to give further clarification and background. Information on each of the directors who are offering themselves for election and re-election can also be found there. A full description on how the meeting is to be conducted appears on page 5 of the Notice of Meeting.

So as permitted by the Company's Articles of Association, I propose to proceed as follows: firstly, with your agreement, I will take the Notice of Meeting as read.

Secondly, in order that we can move directly to our discussions I now propose Resolutions 1 to 21 as set out in the Notice of Meeting. A poll on each resolution will take place as required by our Articles of Association at the end of the meeting. The procedure is set out on page 5 of the Notice of Meeting.
May I draw to your attention Resolutions 18, 19 and 21 which are proposed as Special Resolutions; that means that to be effective the resolution needs to be passed by a three quarters majority of those voting on the poll.

Before introducing the first Resolution I would like to touch briefly on the distribution of shareholder documents this year. Following last year's resolution on electronic communications, and our subsequent consultation with shareholders, our principal method of communicating with shareholders is now electronic. We have been able to save around 36 per cent in the UK alone on printing this year by reducing the number of paper documents produced. If you would like to see how easy it is to use the BP website to find any of our publications there are stands available near the shareholder enquiry desk with staff ready to assist you. I am also very pleased to say that we are webcasting our AGM for the first time this year.

Our goal is clear. We want to make sure that you the shareholder receives information about the company in the detail that you require delivered by the means which you select.

Ladies and gentlemen, let us now discuss BP's performance in 2007 under Resolution 1 the Annual Report and Accounts.

As I mentioned earlier Tony Hayward will now review the year.


Remarks by Tony Hayward

Thank you Peter. Ladies and gentlemen, good morning. It's good to see so many familiar faces here. This is my first annual meeting as chief executive and it's an honour and privilege to be in this role as BP enters its 100th year.

I first joined BP as a young geologist in 1982 and my career with the company has taken me from the North Sea, to the interior of China and the mountains and jungles of South America. I've had a great time. Since being nominated as chief executive last year I've visited many of our operations worldwide - and everywhere I have felt a real sense of pride about this company, its people, its operations and basically what it stands for.

But that sense of pride does not mean I suffer any illusions. After a challenging few years, BP needs to raise its game. So today, I want to look to the future and share with you my confidence about how we intend to do just that.

Let me begin with 2007. BP's replacement cost profit for 2007 was down 22 per cent to $17.3 billion. That number tells you a lot. It came at a time when the external trading environment was, by and large, extremely robust. The oil price hit a record of $96 at year end and BP's average liquid realisation in 2007 rose by more than $8 to $67.45. Our competitors were more successful at exploiting this environment than we were.

The root cause of our financial performance is to be found in our operations. When I took over as chief executive last May, I said that we would focus on three basic priorities: safety, people, and performance. Everyone at BP understands those priorities. And while I am in this role they will remain the priorities.

Safety is our number one priority and in 2007 our overall safety record continued to improve. Over the last eight years our safety performance according to the standard industry measure has improved threefold and is now among the best in our industry.

Our intense focus on process safety continues. We are making good progress in addressing the recommendations of the Baker Panel and have begun to implement a new Operating Management System across all of BP's operations. This is aimed at ensuring that our operations across the world look and feel the same everywhere
- and perform to the same high standard.

Great people are at the heart of everything that makes BP distinctive. Our staff have to deal with a tremendous amount of change right now - and I'd like to thank them all for their hard work and commitment. We all share a desire to restore the company's performance.

We are taking action to continually build the capability of our people. In 2003 we established a Projects Academy at the Massachusetts Institute of Technology which has trained almost 250 of our senior project staff and made a significant impact on our major project delivery. Over the last year we have established an Operations Academy - along the same lines - which will train our operations staff in the new common operating system.

We have also embarked on an extensive recruitment effort, adding two thousand engineers last year. Graduate recruitment has also been stepped up and is now running at 750 a year, up from less than 300 three years ago. These new recruits are the future of BP.

When it comes to performance, missing revenues are being progressively restored and we're taking action to reduce complexity. There is much more work to do here, but the operational momentum which began to build at the end of 2007 continued into the first quarter of 2008 and should begin to feed through into the bottom line in the second half of 2008 and into 2009.

2007 saw us stabilise our operations and meet some important milestones.

In Exploration & Production, we started up nine projects - six in the fourth quarter alone - including the delayed Atlantis platform in the deepwater Gulf of Mexico, Greater Plutonio in Angola, the Cashima and Mango natural gas fields offshore Trinidad, and King, in the Gulf of Mexico - which at 5,500 ft below sea level is the world's deepest subsea pump.

In 2007 we continued to add to our resource base. Gross resource additions in 2007 amounted to 2.4 billion barrels of oil equivalent. Our 2007 reserve replacement ratio at year-end prices was 112 per cent on an SEC basis. This is the 14th year in a row that we have reported a reserve replacement ratio of more than 100 per cent - a track record which is unequalled in the industry.

During 2007, we also made significant progress in restoring availability at both our Texas City and Whiting refineries in the US. Since the end of the year Whiting has been restored to its full capacity and we've successfully restarted the sour crude distillation unit at Texas City. Over the past six months, we also completed the largest turnarounds in the history of both our Toledo and Carson refineries in the US - both important achievements in ensuring the integrity and reliability of our plant.

In Alternative Energy, we are creating material growth options with a portfolio of low carbon energy sources including solar, wind, hydrogen power, biofuels, clean coal and carbon capture and storage. We have invested more than $1.5 billion since 2005 and in 2008 plan to invest a further $1.5 billion. In the fourth quarter of 2007 we achieved another success by starting operations at Cedar Creek, one of the largest wind facilities in the US.

It is because of these improvements in operational performance that the board felt it was right to increase the dividend in the fourth quarter of 2007 by 31 per cent on the previous year. That was a statement of confidence in the future.

Over the last month or so we have set out a very clear medium-term strategy which is based on four things:

Firstly, upstream growth. Our Exploration & Production segment, led by Andy Inglis, has a portfolio of future projects that gives us great confidence in the future.

Over the last few years we have focused on a new wave of access, gaining opportunities in Algeria, Oman, Libya, Colombia, Pakistan, Canadian heavy oil and coal bed methane. In Russia, with TNK-BP, we have a unique position in one of the world's most prolific hydrocarbon provinces.

In the Gulf of Mexico we are on course to start-up Thunderhorse, the world's largest semi-submersible platform - by the end of 2008. Despite the challenges of the last three years, when Thunderhorse starts up it will be a powerful symbol of the new projects which BP is bringing onstream.

Between 2007 and 2009 we expect to bring onstream more than 25 projects adding 650,000 barrels a day of new production.

These new projects reflect building momentum in our operational delivery. This is planned to continue through 2012 when we expect production of around 4.3m barrels per day, assuming a $60 oil price.

Looking further to the future - the scale and quality of our resource base gives us confidence that we can maintain production at not less than four million barrels a day until 2020 without any further exploration success or new access. We confidently expect to do better than that.

Secondly, the turnaround of the downstream business. The Refining & Marketing team, under the leadership of Iain Conn, has embarked on a major intervention to restore the performance of our downstream business: to restore refining availability; to simplify the business by focusing on just six geographically based fuels value chains; and to improve the cost efficiency of the business.
As part of the repositioning of this business we have announced plans to sell our company-owned company-operated convenience sites in the US.

Thirdly, corporate simplification. There is a significant competitive gap with our peers. If we are going to close that gap, BP needs to undergo a process of change as big as anything it has achieved in the last twenty years.

Our way of doing business is too complex, we are overly bureaucratic, not consistent enough and our costs are too high. In October last year we announced a Forward Agenda to simplify BP and to fundamentally change the company culture and our way of operating.

BP now has just two main business segments: Exploration & Production and Refining & Marketing. This will simplify both our corporate governance and decision making.

Our objective is to reduce the corporate overhead by between 15-20 per cent. We are starting from the top with fewer layers of management and a smaller corporate infrastructure. We are cutting bureaucracy, eliminating unnecessary internal processes and strengthening our frontline operations.

The final element of our strategy is realising value for shareholders in our Alternative Energy business. BP rightly won great respect when, in 1998, it became the first oil major to recognise the importance of tackling climate change. Since 2001 what many now call "Clean Tech" has become the fastest growing sector of the energy market, growing by 30 per cent a year globally - and thanks to our early move BP's alternative energy business is one of the biggest players in this area.

Alternative Energy is an innovative business, still in the investment phase.
Our objective over the course of 2008 and beyond is to create equity value for our shareholders by raising this business's visibility. We will examine a number of options, including joint ventures, partnerships and even, where appropriate, partial public offerings.

Ladies and gentlemen, I believe we have a compelling medium term strategy. But my confidence in the future is based on more than the near term outlook. I fundamentally believe in this business and in BP.

There are those who are beginning to question the very purpose of large integrated international oil companies like BP.

I strongly disagree with them. To misquote Mark Twain "Reports of our death are greatly exaggerated."

We are supplying a growth market. The demand for energy - to power the basic needs of life: light, heat and mobility - continues to expand. The International Energy Agency forecast an increase of more than 50 per cent in global energy demand between now and 2030. Furthermore, as far as humanity's big challenges are concerned - climate change, energy security and energy poverty - we're a big part of the solution, not part of the problem.

For the last thirty years, the state-backed national oil companies of the Middle East, Russia and elsewhere, have controlled more than 90 per cent of the world's oil reserves. There is nothing new in that. And that period has been accompanied by the development of a vast global market in traded oil and, increasingly, natural gas.

That market is a remarkable thing. It keeps the world's energy flowing, even during periods of crisis. And it is international oil companies which help to make that market work. BP plays its part by building partnerships with resource holders and deploying our powerful competitive advantages: our know-how, skill in managing risky projects, technology, capital, a global brand and our unwavering commitment to the principle of mutual advantage - to do the right thing.

International oil companies have always operated on the frontiers of the industry. And that is where BP is happiest, doing the tough stuff that others cannot or choose not to do. From our roots in those Edwardian days when the company was formed, prospecting for oil among the dunes of Persia - it is the same frontier spirit that is evident today as we develop the deep waters of Angola, the Gulf of Mexico and Egypt; it is evident in the Baku-Tbilisi-Ceyhan pipeline, constructed across three nations emerging from the shadow of the Cold War; and it is to be found in Russia and China, where we are among the biggest foreign energy investors.

Today, we continue to push technological frontiers, exploiting tight gas, increasing reserves through enhanced oil recovery techniques, developing advanced seismic imaging techniques and pioneering research into the next generation of biofuels - which will based on more efficient molecules and will not be derived from food crops. These are just a few examples of the new technologies at the heart of BP.

So - the frontier is where our role is. It is by pushing the energy frontier, by moving into new markets and new geographies and by applying our know-how and new technology, that BP has for almost one hundred years generated its returns.

So I'd like to end where I began: on a note of pride. One of the advantages of having a long history is that you can get a sense of perspective. Every decade or so, BP has had to reinvent itself. That was the case when we lost our assets in the Middle East, when we moved into Alaska and the North Sea in the 1970s and then again in the late 1990s when we created the modern BP. We are in the midst of one of those periods now.

This company has a vital role to play in the next one hundred years, just as it did in the previous one hundred. There is no doubt about that. What we have to do right now is to make BP perform.

And that ladies and gentlemen is what my team and I intend to do.  Thank you.



                                    - ENDS -



                             **********************


                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 17 April 2008                          /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary